UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LONGWEI PETROLEUM INVESTMENT HOLDING LIMITED

_____________________________________________________

(Name of Issuer)

Common Stock, no par value

_____________________________________________________

(Title of Class of Securities)

None

__________________________________________

(CUSIP Number)

Cai Yongjun

30 Guanghau Avenue, Wan Bailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

(86) 351-6527-366

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2007

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
CAI YONGJUN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Shanxi, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,500,000

	8	SHARED VOTING POWER 34,500,000

	9	SOLE DISPOSITIVE POWER 34,500,000

	10	SHARED DISPOSITIVE POWER
34,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1.

SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Longwei Petroleum Investment Holding Limited, a Colorado corporation, whose principal executive offices are located at 30 Guanghau Avenue, Wan Bailin District, Taiyuan City, Shanxi Province, Shanxi, China 030024 (the “Issuer”).

ITEM 2.

IDENTITY AND BACKGROUND

      (a) The name of the reporting person is Cai Yongjun.

      (b) The business address of the Reporting Person is 30 Guanghau Avenue, Wan Bailin District, Taiyuan City, Shanxi Province, Shanxi, China 030024.

      (c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer and Chairman of Longwei Petroleum Investment Holding Limited, 30 Guanghau Avenue, Wan Bailin District, Taiyuan City, Shanxi Province, Shanxi, China 030024.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of China.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares were acquired as a result of a share exchange agreement. On October 10, 2007, Longwei Petroleum Investment Holding Limited, formerly Tabatha II, Inc., a Colorado Corporation (“Longwei,” “Issuer”) entered into a Share Exchange Agreement (the “Exchange Agreement”) with Longwei Petroleum Investment Holding Limited (“Longwei BVI”) a British Virgin Islands corporation, and the shareholders of Longwei BVI, which included Mr. Cai Yongjun. Pursuant to the terms of the Exchange Agreement, the shareholders of Longwei BVI  agreed to transfer, upon closing of the Exchange Agreement, all of the issued and outstanding shares of common stock in Longwei BVI for an aggregate of 69,000,000 shares, or 92% of the Issuer’s common stock, thereby causing Longwei BVI to become a wholly-owned subsidiary of the Issuer.

ITEM 4.

PURPOSE OF TRANSACTION

Mr. Cai Yongjun acquired the shares pursuant to the Share Exchange Agreement (“the Agreement”). The purpose of the Agreement was to merge the business and assets of Longwei BVI into a reporting company.

In connection with closing under the Exchange Agreement, John Ballard and Diane Thelen resigned their respective positions as President and Secretary, but retained their positions as directors. Mr. Cai Yongjun was elected as a director pursuant to the Issuer’s most recent annual meeting, and subsequently elected as Chief Executive Officer of the Issuer.  Additional directors elected were Xue Yongping, who was also subsequently elected Secretary, and Wang Junping was elected Chief Financial Officer of the Issuer.

Also in connection with the Exchange Agreement, the Issuer changed its name from Tabatha II, Inc. to Longwei Petroleum Investment Holding Limited, and amended its Articles to add Article Ninth, Non-Unanimous Written Consent, to permit shareholder approval to be given by a majority of the shareholders acting by consent action in lieu of a meeting.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person beneficially owns an aggregate of 34,500,000 shares of Common Stock, representing 46% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 8-K filed October 23, 2007.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 34,500,000 shares of Common Stock owned by the Reporting Person.

      (c) The 34,500,000 shares of Common Stock reported herein were acquired by the Reporting Person effective October 16, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 34,500,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Mr. Cai Yongjun has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

2.1

Agreement for Share Exchange dated October 10, 2007, by and between Tabatha II, Inc. and Longwei Petroleum Investment Holding Limited and the Shareholders of Longwei Petroleum Investment Holding Limited (herein incorporated by reference from Current Report on Form 8-K filed with the SEC on October 15, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2007

/s/ Cai Yongjun

Cai Yongjun

Chief Executive Officer and Chairman